Exhibit 11

CODE OF ETHICS

RADWARE LTD.

Code of Ethics
for
Directors, Officers and Employees

Introduction.

This Code of Ethics for directors, officers and employees has been adopted by the Board of Directors of Radware Ltd. to promote honest and ethical conduct, proper disclosure of information in the Corporation’s periodic reports, and compliance with applicable governmental laws, rules, and regulations by the Corporation’s directors, officers and employees.

Principles and Practices.

In performing his or her duties, each director, officer and employee must:

(1) maintain high standards of honest and ethical conduct and avoid any actual or apparent conflicts of interest between personal and professional relationships;

(2) report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

(3) provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with or submits to the Securities and Exchange Commission and in other public communications;

(4) comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

(5) promptly report violations of this Code to the Audit Committee.

Directors, officers and employees must also comply with the guidelines and requirements set forth in the Corporation’s Employee Guidebook and written procedures.

Waiver.

Any request for a waiver of any provision of this Code for a director or executive officer must be in writing and addressed to the Board of Directors.

Compliance and Accountability.

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.

APPROVED FEBRUARY 2, 2004

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